                          DAVID G. MEE

Executive Vice President, Finance and Administration

                 and Chief Financial Officer

April 3, 2012

Mr. Max Webb
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Webb:

We are in receipt of your letter dated April 2, 2012.

We will revise our future filings to have the signatures clearly reflect that David G. Mee, Executive Vice President, Finance & Administration and Chief Financial Officer is also the principal accounting officer until such time as another officer assumes the principal accounting officer role.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.

We acknowledge the company may not assert staff comments as a defense by any proceeding initiated to the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David G. Mee

David G. Mee
EVP, Finance & Administration
Chief Financial Officer